Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

April 3, 2012	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES PRODUCTION RATE FOR NEWLY DRILLED WELL AT LANDROSE, SASKATCHEWAN

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) is pleased to announce that the Company has placed on production its newly drilled well on the Company’s Landrose property located in west-central Saskatchewan. The Company is pleased to provide and operations update to its March 13, 2012 press release, confirming that the new well, located on Section 6-50-25-W3M, has been producing for the past week at the average rate of approximately 140 bbls/d (net of a 7% water cut), for a net production of 70 bbls/d to the Company. The Company holds a 50% working interest in the well.

The Company is also pleased to announce that it has applied for a license to re-enter a shut-in well located on its interests on Section 12-51-25 W3M, also in the Landrose area of Saskatchewan. Subject to licensing approval and road access, the Company intents to re-enter the well and target the untapped MacLaren formation during the 2nd quarter of 2012. The Company has a 50% working interest in this property.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is a junior heavy oil producer that is focusing on growing its production base and maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The Company’s strong balance sheet is expected to enable the Company to continue to increase its production in the oil and gas sector.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131 Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

2075 University
Bureau 1600
Montreal, Quebec
H3A 2L7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The calculation of barrels of oil equivalent (“boe”) are based on a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is base on energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes the Company’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The Company cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.